IN ACCORDANCE WITH RULE 201 OF REGULATION S-T,
                    THIS SCHEDULE 13G IS BEING FILED IN PAPER
                   PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                         Sykes Enterprises, Incorporated
                                (Name of Issuer)


                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   871237-10-3
                                 (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 871237-10-3


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John H. Sykes

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
         Not applicable

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


                     5  SOLE VOTING POWER
      NUMBER OF

        SHARES
                        12,507,767 shares
     BENEFICIALLY

       OWNED BY

         EACH

                     6  SHARED VOTING POWER
      REPORTING

        PERSON          0 shares

         WITH

                     7  SOLE DISPOSITIVE POWER

                        12,507,767 shares


                    8   SHARED DISPOSITIVE POWER

                        0 shares


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,507,767 shares


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [ ]

         Not applicable


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         57.1%

    12   TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1(a).     Name of Issuer:

                  Sykes Enterprises, Incorporated


   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  100 North Tampa Street, Suite 3900
                  Tampa, Florida 33602

   Item 2(a).     Name of Person Filing:

                  John H. Sykes


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  100 North Tampa Street, Suite 3900
                  Tampa, Florida 33602


   Item 2(c).     Citizenship:

                  United States of America


   Item 2(d).     Title of Class or Securities:

                  Voting Common Stock, $.01 par value


   Item 2(e).     CUSIP Number:

                  871237-10-3


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable


   Item 4.        Ownership.

                  (a)  Amount Beneficially Owned:

                       12,507,767 shares

                  (b)  Percent of Class:

                       57.1%

                  (c)  Number of shares as to which such person has:

                            (i)   sole power to vote or to direct the vote:

                                  12,507,767 shares

                            (ii)  shared power to vote or to direct the
                                  vote:

                                  0 shares

                            (iii) sole power to dispose or to direct the
                                  disposition of:

                                  12,507,767 shares

                            (iv) shared power to dispose or to direct the disposition of:

                                  0 shares

                  John H. Sykes is the beneficial owner of 12,507,767 shares of the common stock of Sykes Enterprises, Inc. Of such shares, 12,236,167 shares are owned by Mr. Sykes through Jopar Investments Limited Partnership, a North Carolina Limited Partnership ("Jopar"). Mr. Sykes is the sole limited partner of Jopar and owns all the outstanding capital stock of Jopar's sole general partner, Jopar Investments, Inc., a North Carolina corporation. Mr. Sykes owns the other 271,600 shares through various trusts over which Mr. Sykes retains sole voting and investment power.


   Item 5.        Ownership of Five Percent or Less of a Class.

                  Not applicable


   Item 6.        Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable


   Item 8.        Identification and Classification of Members of the Group.

                  Not applicable


   Item 9.        Notice of Dissolution of Group.

                  Not applicable


   Item 10.       Certification.

                  Not applicable



                                    SIGNATURE


                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Date


   /s/ John H. Sykes
   Signature



   John H. Sykes
   Name